Exhibit 99.2

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Program Pendanaan Usaha Mikro dan Usaha Kecil

(Community Development Center)

Financial statements as of December 31, 2023

for the year then ended with independent auditor’s report

The original financial statements included herein are in Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

AND FOR YEAR THEN ENDED

************************

STATEMENTS OF SENIOR GENERAL MANAGER REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS OF PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL DECEMBER 31, 2023

AND FOR THE YEAR THEN ENDED -PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

(COMMUNITY DEVELOPMENT CENTER)

No: Tel.485/KU000/CDC-A1010000/2024

We, the undersigned:

Name	:	Hery Susanto
Office Address	:	Jl. Gatot Subroto Kav 52 Jakarta
Telephone	:	021-5202173
Position	:	Senior General Manager: Community Development Center

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("CDC");

2.

Financial statements Program Pendanaan Usaha Mikro dan Usaha Kecil as of December 31, 2023 and for the year then ended have been prepared and presented in accordance with Non-publiclyAccountable Financial Accounting Standards;

3.	a.	All information in the Program Pendanaan Usaha Mikro dan Usaha Kecil Financial Statements has been fully and correctly disclosed;
	b.	Program Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the CDC’s internal Control.

The Statement letter is made truthfully.

Jakarta, March 8,2024

Senior General Manager CDC

/s/ Hery Susanto

Heri Susanto

NIK.740115

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/10/1902-1/1/III/2024

Indonesia Tbk

The Shareholders and Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pendanaan Usaha Mikro dan Usaha Kecil (Community Development Center)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Opinion

We have audited the accompanying financial statements of Program Pendanaan Usaha Mikro dan Usaha Kecil (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2023, and the statements of comprehensive income, changes in net assets and cashflows for the year then ended, and notes to the financial statements, including a summary of material accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the CDC as of December 31, 2023, and its financial performance and cash flows for the year then ended, in accordance with Indonesian Non-Publicly Accountable Entities Financial Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements paragraph of our report. We are independent of the CDC in accordance with the ethical requirements relevant to our audit of the financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00181/2.1032/AU.2/10/1902-1/1/III/2024 (continued)

Other information

CDC’s Management is responsible for the other information. Other information comprises the information included in the annual report year 2023 (the “Annual Report”).  The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our audit opinion on the accompanying financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

Responsibilities of CDC’s management and those charged with governance for the financial statements

CDC’s management is responsible for the preparation and fair presentation of such financial statements in accordance with Indonesian Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as CDC’s management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00181/2.1032/AU.2/10/1902-1/1/III/2024 (continued)

Responsibilities of CDC’s management and those charged with governance for the financial statements (continued)

In preparing the financial statements, CDC’s management is responsible for assessing the CDC’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless CDC’s management either intends to liquidate the CDC or to cease its operations or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the CDC’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our audit opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of such financial statements.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00181/2.1032/AU.2/10/1902-1/1/III/2024 (continued)

Auditor’s responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit.  We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of the CDC’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by CDC’s management.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00181/2.1032/AU.2/10/1902-1/1/III/2024 (continued)

Auditor's responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:(continued)

●	Conclude on the appropriateness of CDC’s management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the CDC's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our audit opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the CDC to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00181/2.1032/AU.2/10/1902-1/1/III/2024 (continued)

Auditor's responsibilities for the audit of the financial statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Purwantono, Sungkoro & Surja

/s/ Yuki, CPA

Yuki, CPA

Public Accountant Registration No. AP.1902

March 8, 2024

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

STATEMENT OF FINANCIAL POSITION

As of December 31, 2023

(Expressed in Rupiah)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and Cash Equivalents	4	172,397,845,349	11,599,419,605
Loan to Foster Partners net of allowance for impairment losses of Rp65,467,649,369 (2022: Rp84,929,581,437)	5	125,662,508,521	293,000,450,534
Total Current Assets		298,060,353,870	304,599,870,139

Non Current Asset
Other Asset
SOE Loan Collaboration	6	20,000,000,000	-
Troubled Loan net of allowance for impairment losses of Rp305,394,729,086 (2022: Rp289,951,899,219)	7	-	-
Total Non Current Assets		20,000,000,000	-
TOTAL ASSETS		318,060,353,870	304,599,870,139

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and Other Current Liabilities	8	391,498,832	380,916,088
Overpayment of Installments	9	236,965,753	203,691,711
TOTAL LIABILITIES		628,464,585	584,607,799
NET ASSETS
Without Restrictions from Resource Provider		317,431,889,285	304,015,262,340
With Restrictions from Resource Provider			-
Total net assets		317,431,889,285	304,015,262,340
TOTAL LIABILITIES AND NET ASSETS		318,060,353,870	304,599,870,139

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended

December 31, 2023

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2023	2022
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUE
Loan Administration Service Income	10	8,264,381,189	15,482,696,576
Interest Income on	11	1,471,296,836	301,902,379
Other Income		8,053,620	46,014,976
TOTAL REVENUE		9,743,731,645	15,830,613,931
INCOME/(EXPENSES)
Recovery for Impairment of Loan	5d	4,019,102,201	4,422,134,092
Other (Expenses)/Income		(346,206,901)	190,366,869
TOTAL INCOME – NET		3,672,895,300	4,612,500,961
SURPLUS		13,416,626,945	20,443,114,892
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
OTHER COMPREHENSIVE INCOME		-	-
TOTAL COMPREHENSIVE INCOME		13,416,626,945	20,443,114,892

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF CHANGES IN NET ASSETS

For the Year Ended

December 31, 2023

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2023	2022
NET ASSETS
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
Beginning balance		304,015,262,340	283,572,147,448
Surplus		13,416,626,945	20,443,114,892
Ending balance		317,431,889,285	304,015,262,340
Other comprehensive income		-	-
Total		317,431,889,285	304,015,262,340
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
TOTAL NET ASSETS		317,431,889,285	304,015,262,340

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF CASH FLOWS

For the Year Ended

December 31, 2023

(Expressed in Rupiah)

	Year Ended December 31,
	2023	2022
OPERATING ACTIVITIES
Reconciliation of surplus to net cash from operating activities
Surplus	13,416,626,945	20,443,114,892
Reconciliation:
Reversal allowance for impairment of loans	(4,019,102,201)	(4,422,134,092)

Change in asset and liability
Loans to fosters partners	171,357,044,214	(11,681,638,049)
SOE loan collaboration	(20,000,000,000)	-
Overpayment of installments	33,274,042	193,307,826
Payables and other current liabilities	10,582,744	8,304,183
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	160,798,425,744	4,154,339,108
INCREASE IN CASH AND CASH EQUIVALENTS	160,798,425,744	4,154,339,108
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,599,419,605	7,445,080,497
CASH AND CASH EQUIVALENTS AT END OF YEAR	172,397,845,349	11,599,419,605

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors Number: 61/ PS150/ CTG-10/ 2003 regarding Organization of Pusat Pengelola Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Establishment. This company       regulation has been amended several times, most recently with Decree of the Director of Human Capital   Management Number.PR.202.60/r.02/HK200/COPA2000000/2021 dated November 25, 2021 regarding Organization of Community Development Center.

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program replaced the Decree of Minister of SOE No. KEP-236/MBU/2003.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	a.	Establishment and General Information

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors Number: 61/ PS150/ CTG-10/ 2003 regarding Organization of Pusat Pengelola Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Establishment. This company regulation has been amended several times, most recently with Decree of the Director of Human Capital Management Number.PR. 202.60/r.02/HK200/COPA2000000/2021 dated November 25, 2021 regarding Organization of Community Development Center.

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program replaced the Decree of Minister of SOE No. KEP-236/MBU/2003.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	a.	Establishment and General Information (continued)

On May 22, 2015, Minister of SOE issued regulation No.PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replaced PER-05/MBU/2007.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 regarding SOE Partnership Program with Small Business and Community Development Program and replaced the Decree of Minister of SOE No. PER-07/MBU/2015.

On April 20, 2021, Ministry of SOE issued PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Program (TJSL) replaced the Decree of Minister of SOE No: PER-09/MBU/07/2015 and its amendments.

On September 15, 2022, Ministry of SOE issued PER-06/MBU/09/2022 regarding Special Assignment and Social and Environmental Responsibility Program (TJSL).

On March 3, 2023, Ministry of SOE issued PER-1/MBU/03/2023 regarding Special Assignmment and Social and Environmental Responsibility Program (TJSL).

CDC head office is located at Graha Merah Putih PT Telkom Indonesia (Persero) Tbk, Gatot Subroto Kav. 52 Jakarta. Community Development (“CD”) Regional and CD Witel is located in Telkom Regional Office and Telkom Wilayah Office (“Witel”) Telkom which spread all over Indonesia.

	b.	Primary Activities

Before the 2023 period, CDC’s primary activities are financing and developing Micro and Small Business (SME) through Program Pendanaan UMK (PUMK) to Foster Partners.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	b.	Primary Activities (continued)

In the 2023 period, CDC’s primary activities are financing and developing Micro and Small Business (SME) through Program Pendanaan UMK (PUMK) to foster partners in collaboration with PT Bank Rakyat Indonesia (Persero) Tbk. (BRI).

	c.	Funding Resources

PUMK program fund resources are from budget which has been allocated by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk’s (Foster SOE) expenses and additional fund sourced from fund management activities.

	d.	Management Structures

Management structures of CDC as of December 31, 2023 and 2022 is as follows:

December 31,
	2023	2022
Senior General Manager	Hery Susanto	Hery Susanto
Supporting Management:
Senior Manager of Planning and Controlling	Arif Swasono	M. Wahyudi
Senior Manager of Finance	Soni Galih Riadi	Soni Galih Riadi
Senior Manager of SME Empowerment Program	Gandung Pratidhina	M. Wahyudi
Senior Manager of Social and Environment Empowerment	Suharsono	Suharsono
Senior Manager of Rumah BUMN	Adrian Sani Harahap	Bambang Febriansyah

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.703.00/r.00/ HK200/ CDC-A1000000/2021 dated December 31, 2021 where CDC is the TJSL Program Management Unit is supervised by the Director of Human Capital Management (HCM). As of December 31, 2023 and 2022, the Director of HCM of PT Telkom Tbk is Mr. Afriwandi.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	d.	Management Structure (continued)

Number of employees as of December 31, 2023 and 2022 are as follows:

	December 31,
	2023	2022
CDC Corporate	53	33

.
All employees are employees who earn salaries and other benefits from Foster SOE so that the Employee Benefits is implemented by and charged to Foster SOE.

Witholding and payment for income tax Article 21 of Foster SOE’s employee who is assigned at CDC are performed by Foster SOE.

	e.	Authorization of the Issuance of Financial Statement

The financial statements were completed and authorized for issuance by CDC’s Management on March 8, 2024.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The significant accounting principles which are applied consistently in the preparation of the financial statements for the year ended December 31, 2023 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by the Financial Accounting Standard Board - Indonesian Institute of accountants.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	a.	Basis of Preparation of Financial Statements (continued)

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared based on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.

The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks.

	c.	Loan to Foster Partners

Loan is initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on CDC’s Management evaluation on the collectibility of these loans.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	c.	Loan to Foster Partners (continued)

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than one year after reporting period.

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	c.	Loan to Foster Partners (continued)

The classification of loan based on its collectibility are as follows: (continued)

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	d.	Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s CDC estimation of their collectibility

CDC firstly determines whether there is objective evidence that there is impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that loss are recognised, are not included in the collective impairment evaluation.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	e.	SOE Loan Collaboration

SOE Loan Collaboration represents loan is provided to Foster Partners through PT Bank Rakyat Indonesia (Persero) Tbk. (BRI) as a synergy to increase efficiency and effectiveness in the economic development and empowerment of micro and small businesses. SOE loan collaboration is recognized when funds are transferred to BRI, measured, and recorded at the amount of funds transferred. This distribution is long term for 5 years, hence recognized as a non-current asset.

	f.	Troubled Loan

Troubled loan represents loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off the troubled loan adhere to the Ministry of SOE’s regulations.

	g.	Overpayment of Installments

Overpayment of installments represents repayment which exceeds its loan balance from foster partners. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognized as Other Income, based on Decree of Senior General Manager Community Development Center Number: PK.703.01.01/r.00/HK200/CDC1000000/2022 dated on May 30, 2022 regarding Operational Guidelines of Social and Environmental Responsibility Program (TJSL).

	h.	Payables and Other Current Liabilities

Payables and other current liabilities are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

	i.	Net Assets

Net assets are classified into net assets without restrictions from resource provider and net assets with restrictions from resource provider.  Net assets with restrictions from resource provider represent assets that can only be utilized limited to spesific program purpose that can not be used for other activities.  Net assets without restrictions from resource provider represent assets that can be utilized without being limited for specific purposes.

	j.	Revenue and Expenses

Loan Administration Service Income

Loan administration service income is measured and recorded at the value that has matured in accordance with the contract for current and substandard status.

Interest income

Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expenses

Expense is recognised as incurred.

	k.	Taxation

Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Judgements

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence on revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

Allowance for impairment of loan

If there is objective evidence that losses because of impairment have incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s loan quality status (Notes 5 and 7).

	b.	Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

CDC also assesses the allowance for impairment loss collectively, grouped by the same loan risks, regardless requires individually identified of allowance, have higher uncollectible risk compares to loan provided to other foster partners. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	b.	Estimations and Assumptions (continued)

Allowance for impairment of loan (continued)

Allowance for impairment of loan is recognised based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 and 7).

4.	CASH AND CASH EQUIVALENTS

		2023	2022
	Cash in Bank:
	PT Bank Negara Indonesia (Persero) Tbk	80,929,673,147	5,601,276,696
	PT Bank Mandiri (Persero) Tbk	80,740,988,108	3,301,996,025
	PT Bank Syariah Indonesia (Persero) Tbk	10,727,184,094	2,696,146,884
	Total Cash and Cash Equivalents	172,397,845,349	11,599,419,605

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by CD Regional

			2023	2022
		Loan to Foster Partners
		CD Regional I Sumatera	40,274,170,243	78,869,801,420
		CD Regional II DKI Jakarta & Banten	27,894,093,677	55,370,480,606
		CD Regional III Jabar	15,181,361,655	37,392,543,608
		CD Regional IV Jateng & DIY	22,335,223,183	47,494,822,387
		CD Regional V Jatim & Madura	44,306,096,466	75,285,453,474
		CD Regional VI Kalimantan	21,305,913,986	45,652,380,063
		CD Regional VII Kawasan Timur Indonesia	19,833,298,680	37,864,550,413
		Total	191,130,157,890	77,930,031,971
		Allowance for Impairment of Loan	(65,467,649,369)	(84,929,581,437)
		Total Loan to Foster Partners - Net	125,662,508,521	293,000,450,534

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)
	b.	Loan to Foster Partners Classified by Sector

	December 31,
	2023	2022
Trading	101,799,553,652	202,340,741,536
Industry	41,597,474,025	80,851,746,195
Service	28,738,681,262	59,171,986,477
Farming	6,597,542,825	11,995,501,388
Agriculture	4,964,428,725	8,736,387,330
Fishing	4,430,709,957	8,269,562,995
Plantation	1,747,979,736	4,161,211,880
Others	1,253,787,708	2,402,894,170
Total	191,130,157,890	377,930,031,971
Allowance for Impairment of Loan	(65,467,649,369)	(84,929,581,437)
Total Loan to Foster Partners - Net	125,662,508,521	293,000,450,534

	Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

	Included in loans to foster partner is balance of additional loans. Additional loans are distributed to finance the short-term funding requirements for the business operations.

c.	Loan Administration Service Income

Interest    rate   start    from     January    1    to September 30, 2022   is regulated   based    on PER-05/MBU/04/2021 by 6% per annum. Interest rate start from October 1, 2022 is regulated on PER-06/MBU/09/2022 as amended to PER-01/MBU/03/2023 become 3% per annum.

d.	Allowance for Impairment of Loan to Foster Partners

	Movement of allowance for impairment of loan is as follow:

		2023	2022
	Beginning balance	84,929,581,437	83,373,615,274
	Additional	24,421,413,685	10,902,288,650
	Recovery	(19,461,932,068)	(4,278,571,317)
	Reclassification as troubled loan (Note 7)	(24,421,413,685)	(5,067,751,170)
	Ending Balance	65,467,649,369	84,929,581,437

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

2023
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	98,509,817,459	0,26%	252,737,968	(1,480,483,015)
Substandard	> 30 days ≤ 180 days	19,187,322,698	2,50%	480,597,003	(673,735,746)
Doubtful	> 180 days ≤ 270 days	9,314,318,472	6,61%	615,615,137	(208,433,028)
Loss	> 270 days	64,108,380,926	100,00%	64,108,380,926	(17,099,280,279)
Sub total		191,119,839,555		65,457,331,034	(19,461,932,068)
Troubled
Foster Partner		296,174,522,903	100,00%	296,174,522,903	15,442,829,867
Other Foster SOE/ Distributing Partners		9,220,206,183	100,00%	9,220,206,183	-
Sub total		305,394,729,086		305,394,729,086	15,442,829,867
Individual assessment
Additional Loan Foster Partners Loss		10,318,335	100,00%	10,318,335	-
Total		496,524,886,976		370,862,378,455	(4,019,102,201)

2022
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	272,931,204,899	0.64%	1,733,220,983	(1,102,643,915)
Substandard	> 30 days ≤ 180 days	17,224,907,352	6.70%	1,154,332,749	(1,298,368,754)
Doubtful	> 180 days ≤ 270 days	6,555,940,180	12.57%	824,048,165	(1,877,558,648)
Loss	> 270 days	81,207,661,205	100.00%	81,207,661,205	5,834,537,480
Sub total		377,919,713,636		84,919,263,102	1,555,966,163
Troubled
Foster Partner		280,731,693,036	100.00%	280,731,693,036	(5,951,650,255)
Other Foster SOE/ Distributing Partners		9,220,206,183	100.00%	9,220,206,183	(26,450,000)
Sub total		289,951,899,219		289,951,899,219	(5,978,100,255)
Individual assessment
Additional Loan Foster Partners Substandard-Loss		10,318,335	100.00%	10,318,335	-
Total		667,881,931,190		374,881,480,656	(4,422,134,092)

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

6.	SOE LOAN COLLABORATION

On August 29, 2023, CDC signed Perjanjian Kerja Sama Induk No. B 30/MBD/08/2023 or No. Tel. 1194/ HK.810/ CDC-A1000000/2023 with PT Bank Rakyat Indonesia Tbk (BRI) regarding Implementation of Program Pendanaan Usaha Mikro dan Usaha Kecil. This agreement is valid for 5 (five) years from the signing of the agreement.

On November 29, 2023, CDC signed Perjanjian Kerja Sama Turunan No. B.827-MBD/11/2023 or No. Tel 1603/ HK.810/ CDC-A1000000/ 2023 with BRI to regulate in more detail regarding the implementation of Perjanjian Kerja Sama Induk.

On November 30, 2023, CDC transferred funds to the BRI checking account of IDR20,000,000,000. CDC and BRI agree to hold a meeting at least 1 (one) time in 1 (one) year to evaluate the implementation of this agreement.

Based on the agreement, BRI is obliged to (1) distribute funds from the CDC's Program Pendanaan UMK to micro and small businesses, (2) collect installments of the Foster MSE loans for the funds distribution of the CDC’s Program Pendanaan UMK until the loan repayment by the Foster MSEs is transferred through CDC's account by BRI, even though the agreement has ended, (3) carry out effective performance of distribution and collectibility of Program Pendanaan UMK, (4) report the implementation of the funds distribution for Program Pendanaan UMK as regulated in Ministry of SOE No: PER-1/2023 to the Ministry of BUMN, (5) carry out monitoring and evaluation of the implementation of the distribution of funds for CDC's Program Pendanaan UMK, (6) providing a report on the distribution of funds for CDC's Program Pendanaan UMK as a basis for the audit of the implementation of Program Pendanaan UMK, (7) reallocating administrative services obtained from the distribution of Program Pendanaan UMK funds for then becomes part of the distribution of funds for the Program Pendanaan UMK in the following period which will be returned to CDC at the end of the period of Perjanjian Kerja Sama Induk.

CDC is obliged to (1) deposit/transfer funds from Program Pendanaan UMK to BRI's checking account, (2) carry out development in accordance with the scope of the agreement, (3) submit evidence of deposit/book-entry of disbursement of Program Pendanaan UMK.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
7.	TROUBLED LOAN

Troubled Loan to Foster Partners Classified by CD Regional

As of December 31, 2022 and 2021, the troubled loan which classified per CD Regional is as follow:

	2023	2022
CD Regional I Sumatera	64,861,818,497	61,593,873,574
CD Regional II DKI Jakarta & Banten	42,105,787,524	40,391,500,941
CD Regional III Jabar	52,650,358,256	46,951,230,032
CD Regional IV Jateng and DIY	26,092,338,269	23,997,654,788
CD Regional V Jatim and Madura	46,636,054,096	45,974,823,576
CD Regional VI Kalimantan	28,372,235,839	28,128,613,103
CD Regional VII Kawasan Timur Indonesia	35,455,930,422	33,693,997,022
	296,174,522,903	280.731.693.036
CD Corporate
PT Sang Hyang Seri (“SHS”)	7,602,387,468	7,602,387,468
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,617,818,715	1,617,818,715
	9,220,206,183	9.220.206.183
Total	305,394,729,086	289,951,899,219
Allowance for Impairment of Troubled Loan	(305,394,729,086)	(289,951,899,219)
Troubled Loan Distribution - Net	-	-

Movement of allowance for impairment of troubled loan is as follow:

	2023	2022
Beginning balance	289,951,899,219	295,929,999,474
Reclasification from loss loan (Note 5d)	24,421,413,685	5,067,751,170
Reversal	(8,978,583,818)	(11,045,851,425)
Ending balance	305,394,729,086	289,951,899,219

.
8.	PAYABLES AND OTHER CURRENT LIABILITIES

As of December 31, 2023 and 2022, this account represents incidental deposit.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

.
9.	OVERPAYMENT OF INSTALLMENTS

		2023	2022
	Beginning Balance	203,691,711	396,999,537
	Additional	82,661,470	43,480,772
	Refund	(49,387,428)	(236,788,598)
	Ending Balance	236,965,753	203,691,711

10.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2023	2022
CD Regional I Sumatera	1,612,629,663	3,043,107,021
CD Regional II DKI Jakarta and Banten	1,257,881,504	2,355,986,902
CD Regional III Jabar	762,629,782	1,389,465,716
CD Regional IV Jateng and DIY	1,124,712,492	1,994,521,838
CD Regional V Jatim and Madura	1,509,559,660	2,915,537,163
CD Regional VI Kalimantan	1,209,058,729	2,189,135,166
CD Regional VII Kawasan Timur Indonesia	787,909,359	1,594,942,770
Total	8,264,381,189	15,482,696,576

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transactions
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Syariah Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of the Government	PT Bank Rakyat Indonesia (Persero) Tbk.	Foster SOE

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONTINUED)

The details of accounts and significant transactions with related parties are as follows:

	2023	2022
Assets
Cash and Cash Equivalents (Note 4)
Cash in banks
PT Bank Negara Indonesia (Persero) Tbk.	80,929,673,147	3,301,996,025
PT Bank Mandiri (Persero) Tbk.	80,740,988,108	5,601,276,696
PT Bank Syariah Indonesia (Persero) Tbk.	10,727,184,094	2,696,146,884
	172,397,845,349	11,599,419,605

SOE Loan Collaboration (Note 6)
PT Bank Rakyat Indonesia (Persero) Tbk	20,000,000,000	-
Troubled Loan (Note 7)
PT Sang Hyang Seri (Persero)	7,602,387,468	7,602,387,468
Allowance for Impairment of Troubled Loan	(7,602,387,468)	(7,602,387,468)
Total loan	20,000,000,000	-
Total assets in affiliated parties	192,397,845,349	11,599,419,605
Total assets	318,060,353,870	304,599,870,139
As percentage to total assets	60,49%	3.81%

Revenues
Interest from Current Account
PT Bank Mandiri (Persero) Tbk.	842,439,454	85,875,409
PT Bank Negara Indonesia (Persero) Tbk.	623,608,084	221,034,470
PT Bank Syariah Indonesia (Persero) Tbk.	5,249,298	(5,007,500)
Total interest from deposit and current account	1,471,296,836	301,902,379
Total revenues from related parties	1,471,296,836	301,902,379
Total revenue	9,743,731,645	15,830,613,931
As percentage to total revenue	15,10%	1.91%

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and

For the Year Ended

(Expressed in Rupiah)

12.	STATEMENT OF CASH FLOWS - DIRECT METHOD

	Year ended December 31,
	2023	2022
OPERATING ACTIVITIES
Loan repayments from foster partners	171,333,881,031	226,749,898,042
Receipt from loan administration service	8,045,335,305	15,236,139,190
Interest income	1,471,296,836	306,909,879
Fund transferred to foster partners	-	(237,524,200,000)
Fund distribution for SOE Loan Collaboration	(20,000,000,000)	-
Payable payment	(2,700,000)	(372,611,905)
Refund of overpayment installment to foster partners	(49,387,428)	(236,788,598)
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	160,798,425,744	4,154,339,108
INCREASE IN CASH AND CASH EQUIVALENTS	160,798,425,744	4,154,339,108
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,599,419,605	7,445,080,497
CASH AND CASH EQUIVALENTS AT END OF YEAR	172,397,845,349	11,599,419,605

13.	EVENT AFTER THE REPORTING PERIOD

Based on Decree of the Director Human Capital Management Number: PR.202.60/r.03/HK250/ COP-A0200000/ 2024, dated February 29, 2024 regarding Organization of Social Responsibility Center that:
1.

To ensure the effectiveness of the implementation of the Company's Social and Environmental Responsibility Program (TJSL) which focuses on environmental pillars and social initiatives, it is necessary to adjust the function and role of the Community Development Center to Social Responsibility Center;

2.

There have been adjustments and changes to Company Regulation Number: PR.202.60/2.02/HK-200/COP/A2000000/2021 dated 25 November 2021 regarding the Community Development Center organization becoming Social Responsibility Center organization.

Management believes that Decree of the Director of Human Capital Management Number: PR.202.60/r.03/HK250/COP-A0200000/2024, dated February 29, 2024 does not have a significant impact on CDC operations.